AMEX, TSX Symbol: NG
News Release

NovaGold and Teck Cominco Finalize Galore Creek Partnership

August 2, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that effective August 1, 2007, NovaGold and Teck Cominco Limited (NYSE: TCK; TSX: TCK.A, TCK.B) have established the Galore Creek Partnership to develop the Galore Creek mine, as announced on May 23, 2007. NovaGold and Teck Cominco have created a jointly controlled operating company—Galore Creek Mining Corporation—to direct all aspects of project construction and operation.

For its 50% interest in the Galore Creek Partnership, Teck Cominco has agreed to fund the next approximately C$537 million (currently US$510 million) of development costs, reflecting an agreed amount of C$520 million plus expenditures by NovaGold prior to the closing date, with each company responsible for its pro rata share of development and operating costs thereafter. In addition, NovaGold will receive up to US$50 million of preferential distributions once Galore Creek is fully operational, if Partnership revenues exceed certain established targets in the first year of commercial production.

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects in the world. With production targeted for 2012, Galore Creek is expected to produce in excess of 430 million pounds of copper, 340,000 ounces of gold and 4 million ounces of silver annually for the first five years of operation. Based on current reserves of over 540 million tonnes and resources of approximately 1 billion tonnes, there is potential to maintain the initial production rates beyond year five and extend the current 20+ year mine life.

Galore Creek road construction is progressing well, with 27 kilometers of road and bridges pioneered and an additional 55 kilometers of road right-of-way cleared for construction. The first permanent bridge structure across the Iskut River is complete and awaiting inspection and four of five construction camps are completed and occupied, with close to 600 people working on the project. Management anticipates the project will create up to 1,000 jobs during the construction phase and approximately 500 full-time jobs during operation.

On July 31 the Provincial Government announced the issuance of a Mines Act permit for the Galore Creek project for construction of the access tunnel. An interim permit issued on July 4 authorized limited blasting to prepare and stabilize the rock face of the tunnel, as well as preparatory work for the sediment ponds. Receipt of this new permit authorizes completion of the access road and tunnel and allows for the start of earthworks in the Galore Creek Valley.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. NovaGold recently announced its 50/50 partnership with Teck Cominco to build the Galore Creek copper-gold mine in northwestern British Columbia. NovaGold owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, in a joint venture with Barrick Gold (30%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, construction and production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals and the Galore Creek and Grace properties; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of NovaGold’s properties; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties as to permit and approval requirements and meeting project milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Regarding Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “reserves” and “resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and any reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227